SE[illegible] 06009702 [illegible]MISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| OMB APPROVAL | |
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| SEC FILE NUMBER |
|---|
| 8-53219 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING June 1, 2005 (MM/DD/YY) AND ENDING May 31, 2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CG Brokerage L.L.C.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 City Center
(No. and Street)

| Oshkosh | WI | 54901 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Mathers 920-231-5890
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli
(Name – *if individual, state last, first, middle name*)

2901 E. Enterprise Dr., Suite 500, Appleton, WI 54913
(Address) (City) (State) (Zip Code)

PROCESSED
AUG 21 2006
THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 26 2006
WASH, D.C.
160

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Robert A. Mathers, President/CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CG Brokerage L.L.C., as of May 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (cash flow)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. N/A
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. N/A
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CG Brokerage L.L.C.

Oshkosh, Wisconsin

## Financial Statements and Additional Information

Years Ended May 31, 2006 and 2005

# CG Brokerage L.L.C.

(A Wholly Owned Subsidiary of Clifton Gunderson LLP)

## Financial Statements and Additional Information

Years Ended May 31, 2006 and 2005

## Table of Contents


Independent Auditor's Report ........ 1

Financial Statements

Financial Statements ........ 2

Notes to Financial Statements ........ 3

Additional Information

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission ........ 5

WIPFLi LLP

## Independent Auditor's Report

Board of Directors and Stockholder
CG Brokerage L.L.C.
Oshkosh, Wisconsin

We have audited the accompanying statements of financial condition of CG Brokerage L.L.C. (A Wholly Owned Subsidiary of Clifton Gunderson LLP) as of May 31, 2006 and 2005, and the related statements of income, changes in member equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CG Brokerage L.L.C. (A Wholly Owned Subsidiary of Clifton Gunderson LLP) at May 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 5 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Wipfli LLP*

Wipfli LLP

June 26, 2006
Appleton, Wisconsin

# CG Brokerage L.L.C.

## (A Wholly Owned Subsidiary of Clifton Gunderson LLP)

### Financial Statements

Years Ended May 31, 2006 and 2005

| *Statements of Financial Condition* | May 31, 2006 | May 31, 2005 |
|---|---|---|
| Assets: | | |
| Cash | $110,679 | $44,040 |
| Commission receivable | 5,764 | 10,677 |
| Total Assets | $116,443 | $54,717 |
| Liabilities - Accrued and other liabilities | $55,997 | $4,175 |
| Member equity | 60,446 | 50,542 |
| Total Liabilities and Member Equity | $116,443 | $54,717 |

| *Statements of Income* | Year Ended May 31, 2006 | Year Ended May 31, 2005 |
|---|---|---|
| Commission revenue | $219,010 | $137,582 |
| Operating expenses: | | |
| Regulatory fees and assessments | 3,323 | 3,535 |
| Affiliate expenses | 20,114 | 0 |
| Contracted services | 179,651 | 0 |
| Other | 6,018 | 5,966 |
| Total operating expenses | 209,106 | 9,501 |
| Net income | $9,904 | $128,081 |
| *Statements of Changes in Member Equity* | | |
| Balance at beginning of year | $50,542 | $73,288 |
| Net income | 9,904 | 128,081 |
| Distributions | 0 | (150,827) |
| Balance at end of year | $60,446 | $50,542 |
| *Statements of Cash Flows* | | |
| Cash flows from operating activities: | | |
| Net income | $9,904 | $128,081 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Decrease in commission receivable | 4,913 | 10,968 |
| Increase in accrued and other liabilities | 51,822 | 271 |
| Net cash provided by operating activities | 66,639 | 139,320 |
| Net cash used in financing activities - Distributions paid | 0 | (150,827) |
| Net increase (decrease) in cash | 66,639 | (11,507) |
| Cash at beginning | 44,040 | 55,547 |
| Cash at end | $110,679 | $44,040 |

## Note 1 Summary of Significant Accounting Policies

### Principal Business Activity

CG Brokerage L.L.C. (the "Company"), a wholly owned subsidiary of CGFS Holding L.L.C., which is a wholly owned subsidiary of Clifton Gunderson LLP (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company conducts a limited securities business under SEC Rule 15c3-1(a)(2)(vi). Investment products sold are processed on an "application way" basis, whereby the product application and customer check are promptly forwarded to the product sponsor or underwriter.

### Revenue Recognition

The Company recognizes income from commissions on a settlement-date basis, which does not differ materially from a trade-date basis.

### Income Taxes

The Company is a disregarded entity for income tax purposes and, accordingly, its income is included in the federal income tax return filed by the Parent. The Parent is taxed under the partnership provisions of the Internal Revenue Code and comparable state regulations. Under these provisions, the Parent does not pay federal or state corporate income taxes on its taxable income. Instead, the partners report on their personal income tax returns their proportionate share of the LLP's taxable income. Accordingly, no income tax provision has been made for the Company.

### Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

## Note 1 Summary of Significant Accounting Policies (Continued)

### Shared Expenses

Before June 1, 2005, the Company had executed a written agreement with its Parent outlining the allocation of shared expenses incurred for personnel, rent, technology, etc. By way of this agreement, shared expenses were allocated 100% to the Parent and 0% to the Company.

Effective June 1, 2005, the Company entered into a new expense sharing agreement with the Parent, which calls for the Company to reimburse the Parent for certain shared expenses based on the Company's pro rata share of gross revenue. These expenses are shown as "contracted services" in the statements of income. The Company will also continue to pay for all direct expenses of the Company.

## Note 2 Related-Party Transactions

During 2005, the Company received a majority of commission revenue from Cap Pro Brokerage Services, Inc. ("Cap Pro"). Cap Pro was controlled by Nationwide Financial. A consortium of CPA firms, including the Parent, owned a minority interest in Cap Pro.

During 2006, the Company began using an unrelated broker to complete broker transactions.

## Note 3 Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company computes its net capital using the aggregate indebtedness standard method, which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2006 and 2005, the Company had net capital of $60,331 and $50,418, respectively, which exceeded its required net capital by $55,331 and $45,418, respectively. The Company's aggregate indebtedness to net capital ratio was .9282 to 1 and .0828 to 1 at May 31, 2006 and 2005, respectively.

# Additional Information

# CG Brokerage L.L.C.

(A Wholly Owned Subsidiary of Clifton Gunderson LLP)

## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

May 31, 2006

| | |
|---|---|
| **NET CAPITAL:** | |
| Total member equity | $60,446 |
| Deductions and/or charges for nonallowable assets | 115 |
| Net capital before haircuts on securities positions (tentative net capital) | 60,331 |
| Haircuts on securities positions | 0 |
| Net capital | 60,331 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:** | |
| Minimum net capital required [SEC Rule 15c3-1(a)(2)(vi)] | 5,000 |
| Excess net capital* | $55,331 |
| **AGGREGATE INDEBTEDNESS:** | |
| Total aggregate indebtedness | $55,997 |
| Ratio: Aggregate indebtedness to net capital | 92.82% |

*This computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is not materially different from the calculation performed by the Company and a reconciliation is not necessary pursuant to Rule 17a-5.

WIPFLi LLP

# Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
CG Brokerage L.L.C.
100 City Center
Oshkosh, WI 54901

In planning and performing our audit of the financial statements and additional information of CG Brokerage L.L.C. (the "Company") for the year ended May 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recording of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP

June 26, 2006
Appleton, Wisconsin